Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for March 2022 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for March 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In March 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 56.01% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes decreased by 56.92%, 43.21% and 29.12%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 62.36%, of which, passenger traffic for domestic routes, regional routes and international routes decreased by 63.42%, 63.34% and 6.85%, respectively, as compared with the same period last year. The passenger load factor was 64.13%, representing a decrease of 10.84 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes and regional routes decreased by 11.48 percentage points and 12.56 percentage points, respectively, while that for international routes increased by 13.86 percentage points, as compared with the same period last year.

In terms of cargo operations, in March 2022, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) decreased by 27.56% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) decreased by 12.19% as compared with the same period last year. The cargo and mail load factor was 60.86%, representing an increase of 10.65 percentage points as compared with the same period last year.

In March 2022, the Group has newly launched the following major routes: Changsha – Nantong – Changchun – Nantong – Changsha, Fuzhou – Changsha – Lijiang – Changsha – Fuzhou, Shenyang – Xiamen – Guangzhou – Xiamen – Shenyang (each being seven flights a week), Wuhan – Chengdu Tianfu – Wuhan (being four flights a week).

In March 2022, the Group disposed of one A380 aircraft. As of the end of March 2022, the Group operated a fleet of 879 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	0	0	3
Airbus 350 Series	0	12	0	12
Airbus 330 Series	4	29	7	40
Airbus 320 Series	103	113	123	339
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	162	71	166	399
EMB190 Series	6	0	0	6
ARJ21	1	11	0	12
Total	291	282	306	879

As at the end of March 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 28 civil helicopters.

KEY OPERATING DATA OF MARCH 2022

	March 2022			Cumulative 2022
Traffic	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	6,206.79	-46.50	-63.42	28,382.92	-15.14
Regional	6.50	-41.50	-63.34	27.34	-30.94
International	301.49	38.69	-6.85	796.25	-14.19
Total	6,514.78	-44.93	-62.36	29,206.51	-15.13
RTK (in million)
Domestic	638.28	-41.79	-60.66	2,788.73	-14.35
Regional	1.52	-7.94	-45.86	4.92	-25.47
International	567.10	17.41	-10.18	1,582.22	-10.94
Total	1,206.90	-23.67	-46.52	4,375.87	-13.16
RTK - Cargo and Mail (in million)
Domestic	83.68	6.73	-22.54	287.96	1.44
Regional	0.94	40.98	-23.20	2.50	-18.94
International	540.39	16.51	-10.31	1,511.68	-10.76
Total	625.01	15.13	-12.19	1,802.15	-9.02
Passengers carried (in thousand)
Domestic	4,020.94	-44.90	-63.86	17,946.00	-18.91
Regional	6.30	-44.08	-62.67	27.59	-27.60
International	48.51	22.22	-21.16	130.20	-19.87
Total	4,075.75	-44.54	-63.62	18,103.78	-18.93
Cargo and mail carried (in thousand tonnes)
Domestic	51.62	11.85	-20.28	172.06	-0.28
Regional	0.95	39.45	-23.73	2.53	-19.13
International	59.25	25.11	-4.89	159.37	-9.38
Total	111.82	18.72	-12.84	333.96	-5.00

	March 2022			Cumulative 2022
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	9,610.37	-43.13	-56.92	43,183.14	-8.92
Regional	28.39	9.22	-43.21	82.49	-33.72
International	520.20	27.81	-29.12	1,470.62	-31.24
Total	10,158.96	-41.39	-56.01	44,736.25	-9.94
ATK (in million)
Domestic	1,068.56	-43.50	-58.70	4,824.78	-10.45
Regional	4.02	10.74	-37.69	11.52	-30.80
International	868.67	15.15	-3.74	2,459.73	-8.34
Total	1,941.24	-26.72	-44.47	7,296.03	-9.79
ATK — Cargo and Mail (in million)
Domestic	203.62	-45.00	-64.85	938.30	-16.29
Regional	1.46	13.49	-24.92	4.09	-24.81
International	821.85	14.50	-1.73	2,327.37	-6.57
Total	1,026.94	-5.72	-27.56	3,269.77	-9.61

Load Factor	March 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	64.58	-4.07	-11.48	65.73	-4.81
Regional	22.89	-19.85	-12.56	33.14	1.33
International	57.96	4.55	13.86	54.14	10.75
Total	64.13	-4.12	-10.84	65.29	-3.99
Cargo and Mail Load Factor
Domestic	41.09	19.91	22.45	30.69	5.36
Regional	64.25	12.53	1.44	61.08	4.42
International	65.75	1.13	-6.29	64.95	-3.05
Total	60.86	11.02	10.65	55.12	0.35
Overall Load Factor (RTK/ATK)
Domestic	59.73	1.75	-2.98	57.80	-2.63
Regional	37.78	-7.66	-5.70	42.73	3.06
International	65.28	1.25	-4.68	64.32	-1.88
Total	62.17	2.49	-2.38	59.98	-2.32

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 April 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.